Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: June 14, 2022

Maximizing Returns to Good Causes June 2022 For further information on our company, please visit our website: allwynentertainment.com

Disclaimer General This presentation (the “Presentation”) is for informational purposes only. The information provided in this Presentation pertaining to Allwyn AG and its subsidiaries, joint ventures and associates (“Allwyn” or the “Company“ or “we”), its business assets, strategy and operations has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Cohn Robbins Holdings Corp. (the “SPAC”) (the “Proposed Business Combination”) as described in the Business Combination Agreement, dated as of January 21, 2022 (the “Merger Agreement”) by and among SPAC, the Company, Allwyn Entertainment AG, Allwyn US HoldCo LLC and Allwyn Sub LLC, and the private placement of securities in connection with the Proposed Business Combination, and for no other purpose, and shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, options, futures, or other derivatives related to securities, nor shall there be any sale of such securities or other derivatives in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The information contained herein does not purport to be all inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other jurisdiction has reviewed, evaluated, approved or disapproved of the contents of this Presentation or the Proposed Business Combination or the securities or determined that this Presentation is truthful or complete, and the content of this Presentation is not prescribed by securities laws. Investors should consult with their counsel as to the applicable requirements with respect to any exemption under the Securities Act. The transfer of securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Proposed Business Combination or an investment in any securities or the Company or the SPAC and is not intended to form the basis of any decision with respect to any securities, the Company, the SPAC or the Proposed Business Combination. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by the Company and the SPAC in their joint and absolute discretion. “Allwyn” is a registered trademark of Allwyn International a.s. The Company intends to complete a rebranding of its parent/holding companies from “SAZKA” to “Allwyn”. The rebranding has not been completed and may take significant time to complete, may be subject to regulatory or other approvals in certain jurisdictions, and may not ultimately be completed. The projections herein and the assumptions underlying such projections differ from those disclosed in the Form F-4 filed with the SEC by Allwyn on May 20, 2022; the projections included in the Form F-4 were those reviewed by the Cohn Robbins Board in approving the Proposed Business Combination, as included in the investor presentation filed with the SEC by Cohn Robbins on January 21, 2022. No Representations or Warranties and Industry and Market Data No representations or warranties, express or implied, are given in, or in respect of, this Presentation. While the information in this Presentation is believed to be accurate and reliable, the Company, SPAC and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy or completeness of such information and the Company and SPAC expressly disclaim any and all liability that may be based on such information or errors or omissions thereof. To the fullest extent permitted by law in no circumstances will the Company, the SPAC or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes (including, but not limited to, the H2GC report, which was commissioned by the Company). This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and recipients are cautioned not to give undue weight to this information. Neither the Company nor the SPAC has independently verified the data obtained from these sources and no representation is made as to the accuracy, reasonableness or completeness any projections or modelling or any other information contained herein and neither the Company nor the SPAC undertake, and the Company and the SPAC expressly disclaim, any obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed in this Presentation. Any data on past performance or modelling contained herein is not an indication as to future performance. This Presentation does not take into account, nor does it provide and nor should it be construed as providing, any tax, legal, regulatory, business, financial, accounting or investment advice or opinion regarding the specific investment objectives or financial situation of any person. Recipients of this Presentation should consult their own legal, regulatory, tax, business, financial and accounting advisors to the extent they deem necessary, and each recipient must make its own evaluation of the Company, the SPAC and the transactions contemplated in this Presentation and of the relevance and adequacy of the information. The information contained in this Presentation only speaks at the date of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company’s or the SPAC’s businesses with the recipient thereof shall, under any circumstances, create any implication that there has been no change in the affairs of the Company’s or the SPAC’s businesses since the date of this Presentation. The Company and the SPAC reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertake no obligation to provide the recipient with access to the amended information or to notify the recipient thereof. Trademarks The Company, the SPAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, the SPAC or any of their respective affiliates, or an endorsement or sponsorship by or of the Company, the SPAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM, SM or © symbols, but such references are not intended to indicate, in any way, that the Company, the SPAC, their respective affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Certain Financial Measures and Calculations Certain financial and statistical information in this Presentation has been subject to rounding off adjustments. Accordingly, the sum of certain data may not conform to the expressed total. The Company uses several key operating measures, including but not limited to Amount wagered, Operating EBITDA, Operating EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures and Cash Conversion, to track the performance of its portfolio and business. None of these items, including with certain unaudited numbers in the information, are a measure of financial performance under GAAP or IFRS, nor have these measures been audited or reviewed by an external auditor, consultant or expert. These measures are derived from management information systems. These items are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or IFRS. As these terms are defined by the Company’s management and are not determined in accordance with GAAP or IFRS, thus being susceptible to varying calculation, the measures presented may not be comparable to other similarly titled measures terms used by other companies. Any such information, measure or estimate should therefore not be regarded as an indication, forecast or representation by the Company, the SPAC or any other person regarding the Company’s operating or financial performance for the respective period. The Company believes that these measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about the Company. However, there are a number of limitations related to the use of these measures in connection with their nearest equivalents which have been prepared in accordance with GAAP or IFRS. For example, other companies may calculate such other measures differently, or may use other measures to calculate their financial performance, and therefore the Company’s measures may not be directly comparable to similarly titled measures of other companies. The principal limitation of these financial measures is that they exclude items that are significant in understanding and assessing the Company’s financial results, including significant expenses, income and tax liabilities that are required by GAAP and/or IFRS to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by the Company about which expense and income are excluded or included in determining these financial measures. While the Company and the SPAC believe the information set forth in this Presentation is reasonable, it is inherently subject to modification in connection with their ongoing review or audit procedures and such modifications may be material. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed with or furnished to the SEC by the Company, the SPAC and/or their respective affiliates.

Disclaimer (Continued) Forward Looking Statements, Financial Projections and Financial Targets Certain information in this Presentation and oral statements made in connection with this Presentation are forward-looking. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the Proposed Business Combination and the satisfaction of closing conditions to the Proposed Business Combination. Words or phrases such as “anticipate,” “objective,” “may,” “will,” “might,” “seem,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to,” “would,” “continue,” “project,” “possible,” “seek,” “future,” “outlook,” “strive,” “strategy,” “opportunity,” “will continue,” “will likely result” or similar expressions suggest future outcomes but the absence of these words does not mean that a statement is not forward-looking. When the Company or the SPAC discuss their strategies or plans, including as they relate to the Proposed Business Combination, they are making projections and using forward-looking statements. These forward-looking statements include, but are not limited, statements regarding estimates, forecasts of other financial and performance metrics, projections of market opportunity and other characterizations of future events or circumstances, including any underlying assumptions. Forward-looking statements, financial projections and financial targets are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, financial projections and financial targets. Although we believe that the expectations reflected in the forward-looking statements and financial projections are reasonable, there can be no assurance that such expectations will prove to be correct. None of the Company’s or the SPAC’s independent auditor, nor any other independent accountants, have applied, examined or performed any procedures with respect to the financial targets, nor have they expressed any opinion or any other form of assurance on the financial targets or their achievability. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The financial targets constitute forward-looking statements and are not guarantees of future financial performance. The Company and the SPAC cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements, financial projections and financial targets as actual events and circumstances are difficult or impossible to predict and may differ from assumptions. While in some cases presented with numerical specificity, by their nature, forward-looking statements, financial projections and financial targets involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections or targets of future performance or results expressed or implied by such forward-looking statements, financial projections and financial targets. Many actual events and circumstances are beyond the control of the Company or the SPAC. There may be additional risks that neither the Company nor the SPAC presently know, or that the Company or the SPAC currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. The financial targets reflect the Company’s subjective judgements in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, financial and other developments. Accordingly, such assumptions may change or may not materialize at all. The forward-looking statements, financial projections and financial targets contained in this Presentation are expressly qualified by this cautionary statement. While the Company and the SPAC may elect to update these forward-looking statements at some point in the future, except as required by law, the Company and the SPAC specifically disclaim any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. None of the Company, the SPAC or their respective boards of directors, senior management or any of their respective affiliates, advisers, officers, directors or representatives can give any assurance that the financial targets will be realized or that actual results will not vary significantly from the financial targets. This Presentation contains financial, operational, industry and market projections, including financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2021 through 2023. Neither the Company’s nor the SPAC’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Our consolidated financial statements are in the process of being prepared in accordance with IFRS-IASB and audited in accordance with PCAOB standards. Accordingly, our historical financial results and financial forecast information are preliminary and subject to change, which change may be material, based on the completion of our financial closing procedures and any adjustments that may result from the preparation of our financial statements in accordance with IFRS-IASB and completion of the audits of our financial statements in accordance with PCAOB standards. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, the Company and he SPAC believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Actual results will differ, and may differ materially, from the results contemplated by the projected financial, operational, industry and market information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of the Company, the SPAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company and the SPAC with the SEC with respect to the Proposed Business Combination. Additional Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination the Company has filed a Registration Statement on Form F-4 with the SEC (as amended or the supplemented through the date hereof, the “Registration Statement”), which includes a proxy statement of SPAC and a prospectus of Allwyn Entertainment AG. Copies of the Registration Statement, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Participants in the Solicitation and Addressees The Company and the SPAC and their respective directors, certain of their respective executive officers and other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies of the SPAC’s shareholders in connection with the Proposed Business Combination. This Presentation does not contain all the information that should be considered in the Proposed Business Combination. It is not intended to form any basis of any investment decision or any decision in respect to the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Proposed business combination of the SPACs directors and officers in the SPAC’s filings with the SEC, including the SPAC’s registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of the SPAC’s securities have changed from the amounts reported in the SPAC’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the SPAC’s stockholders in connection with the Proposed Business Combination. Investors and security holders of the SPAC and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about the SPAC and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the SPAC can be obtained free of charge by directing a written request to Cohn Robbins Holdings Corp., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. This Presentation does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States. Any securities referred to herein have not been registered, and will not be registered, under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. None of the securities can be offered, sold, pledged or otherwise transferred, directly or indirectly, within or into the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This Presentation does not constitute a “prospectus” within the meaning of the Securities Act.

COHN ROBBINS
HOLDINGS CORP

allwyn



Gary D. Cohn
Co-Founder, Cohn Robbins

- Vice Chairman of IBM since January 2021
- Assistant to POTUS for Economic Policy and Director of the National Economic Council: January 2017–April 2018
- President, Chief Operating Officer and director of Goldman Sachs: 2006–2016
- Additional Goldman Sachs leadership positions incl. Global Co-Head, Equities and Fixed Income, Currency and Commodities; Chairman, Firmwide Client and Business Standards Committee
- Board member: nanoPay, Hoyos Integrity, Infinite Arthroscopy, Gro Intelligence, and Starling Trust Sciences; Chairman of the Board of Pallas Advisors
- Serves on Systemic Resolution Advisory Committee (SRAC) of the FDIC



Clifton S. Robbins
Co-Founder, Cohn Robbins

- 35+ years of investment experience
- Founded Blue Harbour Group in 2004; Chief Executive Officer from 2004-2020
- Previously Managing Member of General Atlantic Partners from 2000-2004
- KKR, 1987-2000, General Partner: played significant role in leveraged buyout transactions and financings and capital markets activities
- Began his career in the Mergers and Acquisitions department of Morgan Stanley



Robert Chvatal
CEO, Allwyn

- 26 years of total experience
- 8 years with Allwyn
- First Vice President of the Association of European Lotteries; member of Eurojackpot executive committee
- Previously worked at P&G and Reckitt Benckiser before moving to T-Mobile as Chief Marketing Director
- Later appointed as CEO of T-Mobile Slovakia and T-Mobile Austria



Kenneth Morton
CFO, Allwyn

- 17 years of total experience
- 3 years with Allwyn / KKCG
- Appointed CFO of Allwyn in February 2020
- Previously Head of Corporate Finance at KKCG, investment banker with Morgan Stanley and Deutsche Bank

4

Transaction summary • NYSE-listed SPAC with $829mm1 cash in trust • Cash in trust supplemented by $353mm PIPE • Founders Gary D. Cohn and Clifton S. Robbins (“Founders”) • Intends to effect a business combination with Allwyn2 • Newly formed entity is expected to be listed on the NYSE (“PubCo”) • Transaction announced January 21, 2022 and expected to close in Q3 2022 Note: Assumes no redemption from Cohn Robbins SPAC Trust; EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22 1) Cohn Robbins cash in trust as of 31-March-22. Subject to potential redemptions 2) Allwyn represents the rebranded operations of Allwyn AG, which is the entity that will be subject to the business combination 3) Based on management estimates (subject to material change); adj. net debt as of Dec-21A. Includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase from 41.2% to 48.2% since YE-21 and acquisition of Betano in Q2-22. Excludes impact of expected free cash flow and a €170 mm one time dividend paid prior to closing in Q1-22 4) Based on market valuation for The Lottery Corporation as of 27-May-2022 5 5) Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for up to combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

Significant strategic progress already achieved since transaction announcement What We Said We Would Do… … What We Have Achieved Already January 2022 June 2022 Enter New Pursue Attractive Opportunities to Named Preferred Bidder of the UK Expand in the US and Untapped National Lottery1 Markets European Markets Historically worth an estimated €165m in annual EBITDA2 Organic Digital-led Organic Growth Record-High Online Active Players Growth On track for 24% organic NGR growth in 2022 Inorganic Continued Focus on Building Stakes in €327m Stake Acquisition in OPAP Existing Businesses Increasing Allwyn’s economic interest from Growth 41.2% to 48.2% at an accretive 6.5x 2022E EBITDA multiple3 Source: Company information, UK Gambling Commission 6 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. 2) Based on Camelot annual report for the year ended 31-Mar-21, c.£140mm EBITDA converted to € at spot rate of 1.18 EUR per GBP, sourced from CapIQ, as of 27-May-22 3) Deal multiple based on €327mm purchase price and OPAP €50m pro rata EBITDA, based on 6.9% stake of OPAP FY22 EBITDA management guidance of €720 to €740mm

7

Allwynat a glance –A leading lottery operator… Selected as Preferred #1 Applicant for UK Leadership National Lottery9 lottery operator across 5 markets1 Austria Republic Czech and Greece Cyprus Italy UK €19bn Up to 84% 91mm €11bn Scale FY21A surveyed adult population population in Allwyn’s wagers2 play lottery1, 3 operating markets1, 4 2022E lottery wagers1, 10 Financial €1,661mm €751mm €638mm 67mm strength Total population1 2022E net gaming revenue 2022E adj. EBITDA 2022E adj. EBITDA – capex (Pro Rata)5 (+17% 18A-22E CAGR) (45% margin) (85% cash conversion6) Selected new markets being targeted Split by product7 Split by geography7 Online share (FY21A)7 VLT and casinos US Sports betting 26% Diversified 9% €102bn 9% 32% 27% business 2022E lottery wagers1, 10 (Pro Rata)5 iGaming8 10% FY21A FY21A 38% 71% 16% 330mm 25% 27% Total population1 Lottery Source: Company information, Management estimates (subject to material change) 6) Cash conversion calculated as (Adj. EBITDA – capex ) / Adj. EBITDA; capex = acquisition of property, plant and equipment and intangible assets 1) Based on market data sourced from H2GC 7) Split consists based of revenue on pro rata from gross contract gaming with revenue customers, (“GGR”); calculated amount as wagered 6% of amount x payout wagered used as proxy for GGR for Lottoitalia; Lottoitalia’s revenue 2) Calculated as the aggregate wagers for Allwyn’s key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, Lottoitalia) 8) iGaming includes online casino, online slots, online poker, online bingo and other online only; online sales of products which are also sold 3) Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019 8 4) Population of Austria, Cyprus, Czech Republic, Greece and Italy, as of 2020 through physical retail channel included under respective product 5) Financial forecasts are based on latest management estimates (subject to material change); figures are presented pro rata for Allwyn’s 9) be The confirmed award of the as the UKNL incoming license is UKNL currently operator being and, contested subject to in a a successful legal challenge. period Unless of transition, the challenge would become is successful, the operator Allwyn Entertainment of the UKNL with Ltd will economic interest in group operating companies effect from February 2024 10) Includes gross wagers for State Lottery lottery-style games only (i.e. excludes VLTs / sportsbetting / offshore lottery)

… positioned in a sweet spot of the lottery ecosystem National or local government that oversees EU lottery within a jurisdiction US Licenses and regulation Operate lottery on behalf of government, managing brand and point Provide instant game products of sale network Retailers’ kiosks, convenience and systems technology for Agency stores, supermarkets, draw-based games, Technology agreements outlet stores e.g. powerball and services Lottery Retail and Online sales Up to 84% of adult population in certain operating markets1 Land-based sales 9 1) Based on H2GC data; Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019

The consistent strategy of Allwynenables our scale and track record 1 2 3 4 5 6 High Performance Innovation Digitization Efficiency Gaming Safety / ESG Inorganic Growth Teams Expansion of our Transforming our Digitally and Pioneering new Strong track Local focus lottery games CRM, making operationally approaches to the record of supported by portfolio, iGaming games more driven enhancement of acquiring international and sports betting engaging, safer gaming as an businesses with expertise, relevant, and safe, Allwyn-wide global attractive providing and registering ESG initiative potential and attractive scope users creating value by for talent growth improving their performance and applying our operating techniques 10

Allwyn embraces ESG pillars – making play better for all

Targets and actions

E

- Head office designed in accordance with **LEED Gold certificate criteria**
- **Management ambitions and actions towards optimizing energy consumption** and improving overall energy efficiency **in all operating companies**

S

- **Responsible gaming: a core Allwyn value**
  - All entities offering lottery games awarded the **highest responsible gaming certifications** issued by the World Lottery Association[1]
  - Austrian business[2] is the **first gaming company** worldwide to obtain certification according to the Responsible Gaming Standards by the **European Casino Association**
  - Annual **responsible gaming training** for retail partners
- **Strong philanthropic profile**
  - **Austrian Lotteries business provides €80mm in sports funding annually**
  - **"PCs for all"** campaign, providing computers to underprivileged families
  - **Founded key initiatives** in its local communities during the onset of the **COVID-19 pandemic**

G

- **Commitment to gender equity: 20% of board of directors and 40% of senior management are women**
- **Equal opportunities for employees creating an diverse and including environment**
- **Merit-based opportunities** without regard to gender, age, sexuality, disability, race, religion and more

Achievements and memberships

Key sponsor – VIXIO GLOBAL REGULATORY AWARDS 2020	*2020 Lottery operator of the year* – GIA
Member – The European Lotteries	*Member; level 4 certification* – WLA
Certified – USGBC LEED Gold	*Certified* – Please Play Responsibly, European Casino Association

ESG ratings[2]

SUSTAINALYTICS
ESG Risk Rating
24.3 Medium Risk

Sources: Company reporting 2021 and 2020, Sustainalytics as of 11-Feb-2022
1) For Lottoitalia, certification is held by our partner, IGT Lottery S.p.A.
2) ESG rating based on Sustainalytics ESG Risk Rating Report for Allwyn International as of November 2021. In 2014 Casinos Austria was the first company worldwide to boast a responsible gaming management system that was certified to European Casino Association (ECA) standards

11

allwyn

Allwyn’s key investment highlights Operates in ~$300bn1 global lottery industry, which is poised for growth through increased digitization Strong organic growth driven by data analytics, cross-selling, and growing online customer base Successful M&A track record with attractive opportunities for expansion in new markets Highly cash generative business, making funding available for organic and inorganic growth (e.g. M&A opportunities) Experienced board and management team with long industry track record 13 1) Global lottery sales, sourced from H2GC

1

Lottery: a ~$300bn global industry

Consumer spend on lottery grew at a 4.3% CAGR over the last 16 years, and from 21A-25E is expected to grow at a 6.0% CAGR driven by expected continued rollout of digital lottery

Global annual lottery wagers ($bn)[1]


05A–21A CAGR
4.3%
21A–25E CAGR
6.0%
05A–21A CAGR (%)
21A–25E CAGR (%)
2005A: $ 163; 47; 115; 1
2010A: $ 204; 71; 130; 3
2015A: $ 255; 89; 159; 7
2016A: $ 268; 93; 167; 9
2017A: $ 273; 95; 168; 10
2018A: $ 286; 99; 175; 12
2019A: $ 297; 105; 176; 15
2020A: $ 295; 107; 166; 21
2021A: $ 321; 128; 167; 26
22.1%
2.4%
6.4%
2022E: $ 347; 140; 175; 31
2023E: $ 367; 147; 184; 36
2024E: $ 385; 154; 190; 42
2025E: $ 405; 161; 196; 48
16.3%
4.2%
5.8%
Instant Games and Other
Draw-Based Games
iLottery

The largest constituent of the global gaming ecosystem…
Global sales / wagers (2019A) ($bn)[1]


$297
$146
$74
$23
Lottery
Casino
Sports Betting
iGaming

…With significant potential for increased online penetration
iLottery Wagers ($m)


Online Penetration (%)
6.5%
13.7%
19A–25E CAGR
20.7%
$15
$48
iLottery 2019A
iLottery 2025E

Source: H2GC. EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22
Note: Lottery wagers include State Lottery style games only, and do not include VLTs; Lottery wagers assume historical and projected global iLottery payout ratio of ~60%. iLottery is excluded from Instant Games and Other and Draw-Based Games based on 2020A percentage of total
1) Assumes historical and projected global iLottery payout ratio of ~60%. 2021 figures for iLottery based on projections from H2GC, instant games and other and draw-based games based on actuals

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allwyn

1

Lottery's characteristics contribute to sector resilience

With advantageous attributes relative to other gaming segments


Easily accessed at local retailers and digitally
Potential life-changing wins
Evergreen, Mass-market Appeal
Low-cost product
Popular amongst surveyed men and women[1]

Performance during the Global Financial Crisis (08A-09A): YoY growth (%)


4.2%
(1.5%)
(2.8%)
(3.3%)
Lottery
Casino
Sports Betting
GDP

Performance during COVID-19 (19A-20A): YoY growth (%)


(0.7%)
(4.6%)
(9.7%)
(39.9%)
Lottery
GDP
Sports Betting
Casino

Source: H2GC, World Bank

Note: Lottery wagers include State Lottery style games only, and do not include VLTs, Sportsbetting; Casino, Sports Betting and iGaming figures represent gross win; GDP growth rates based on World Bank data for OECD countries only; Lottery wagers assume historical and projected global iLottery payout ratio of ~60%. iLottery is excluded from Instant Games and Other and Draw-Based Games based on 2020A percentage of total

1) In certain European jurisdictions; based on UK DCMS Taking Part Survey conducted in the UK

15

allwyn

… With upside potential from increasing online penetration Potential to increase online lottery penetration in Allwyn’s markets, based on trends in other developed countries’ global sports betting and lottery markets CAGR (%) 57% 10A-21E 22E-26E Global sports betting NGR ($bn) $84 9.3% 8.2% $79 $74 $67 $61 15.9% 11.2% $49 $41 $42 $34 $37 $28 $31 $18 5.1% 4.8% 2010A 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Land-based NGR Online NGR Online penetration (%) Further growth and profitability upside from increasing online penetration Sports betting online Share of online lottery GGR 2021E (%) penetration 2026E: 57% 49% Potential upside 36% 32% 18% 16% 13% 11% 5% 3% Finland Denmark UK Czech EU Greece Austria US Italy Republic 16 Source: H2GC Allwyn operating markets License tender process ongoing

Rapid growth in online customer base Allwyn has almost doubled online customers over the last two years Average monthly active online customers per quarter (000)1 Austria Czech Republic Greece andCyprus +48% CAGR 934 +29% +54% +63% CAGR CAGR CAGR 620 426 406 281 257 194 247 169 168 153 105 Q4- Q4- Q4- Q4- Q4- Q4- Q4- Q4- Q4- Q4- Q4- Q4-19A 20A 21A 19A 20A 21A 19A 20A 21A 19A 20A 21A 17 1) Source: Average Company monthly information active online customers are customers with at least one online purchase made on a particular gaming platform during a given month. Data for Austria is based on players for OLG and tipp3, for Czech Republic on SAZKA a.s., for Greece and Cyprus OPAP and Stoiximan

2

Platform to cross-sell customers

Allwyn's customer base, brands, data and wide product offerings drive growing revenues by cohort

Cross-selling initiatives

> Increase number of games


Lottery


iGaming


eScratch


Sportsbook

> Loyalty programmes

> Gamification

Expected results[2]

- ARPU ↑
- LTV ↑
- Churn Rates ↓
- Average CAC ↓

Czech Republic internal case study[1]: GGR per player cohort and YoY growth (%)


+81%
CAGR
+39%
+52%
+22%
+60%
+18%
+21%
+46%
+2%
+8%
+21%
2017A
2018A
2019A
2020A
2021A
2017 Cohort
2018 Cohort
2019 Cohort
2020 Cohort
2021 Cohort

18

Source: Company information
1) Based on aggregate online GGR across all products offered in Czech Republic
2) Based on management estimates (subject to material change)

allwyn

High structural barriers to entry

2

Significant advantages for incumbents when licenses are up for renewal, creating deep competitive moat for Allwyn

	Current Allwyn Assets				UKNL Assets[1]	
	Austria	Czech Republic	Greece and Cyprus	Italy	United Kingdom	Total / Average
Brands owned by Allwyn	✓ Casinos Austria, tipp3, LOTTO	✓ Sportka, Sazka Losy, Sazka Bet	✓[2] opap, Stoiximan	Owned by the regulator LOTTO	N/A	✓
Established POS network[3]	5,100 One per 1,745 pop.	12,500 One per 856 pop.	13,000 One per 892 pop.	33,600 One per 1,792 pop.	44,000[4] One per 1,525 pop.	64,200 (excl. UK) One per 1,424 pop.
Exclusive licenses / Dominant position	✓	✓[5]	✓	✓	✓[1]	✓
Market Share[6]	100% lotteries, casino and on-line lotteries / casino market share	94% numerical lotteries 86% instant-win games (100% market share in jackpot lotteries)	100% numerical lotteries 100% instant lotteries	79% numerical lotteries 100% in fixed odds	85% numerical lotteries[7]	✓
Long-term lottery concessions *(Length including extensions)*	15 years	N/A	30 years	9 years	10 years	18 years *(excl. UK)*
Established relationships *(Years in operation)*	36 years	66 years	64 years	29 years	N/A	49 years

Source: Company information
1) Selected as Preferred Applicant for UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. Data not reflective of Allwyn ownership/presence and is specific to the UKNL
2) OPAP and Stoiximan brands owned; some game brands owned by the Greek state
3) Population data sourced from H2GC
4) Based on Camelot's disclosed retail partners
5) Based on 100% market share in jackpot lotteries as per Company data
6) All figures as per GGR 2020 for legal market with market size as per H2GC Oct-21 data. Figures for LOTTOITALIA market share are based on wagers
7) Based on UK National Lottery

19

allwyn

Buy and build track record: from zero to €19bn[1] wagered in ten years

Demonstrated ability to expand platform through incremental M&A

3



UK National Lottery[1] (Preferred Applicant)
sazka
Czech Republic
Initial market entry
opap
Greece and Cyprus
Österreichische Lotterien
Casinos Austria
Austria
LOTTOITALIA
Italy
Stoiximan
Greece and Cyprus
Acquisition of additional 6.9% indirect stake in OPAP
kaizen
Betano
Acquisition of 36.75% stake in Kaizen outside Greece and Cyprus
UK National Lottery[1] Selected as the Preferred Applicant for the 4th National Lottery license
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020A
2021A
YTD-22A
Select M&A activity
Acquisition of a 50% stake in SAZKA a.s. (2011)
Acquisition of remaining 50% stake in SAZKA a.s.
Privatisation of 33.0% stake in OPAP
Acquisition of indirect 11.3% stake in CASAG
Successful tender of 32.5% Lottoitalia
Acquisition of indirect 11.6% stake in Austrian Lotteries
Acquisition of additional 22.7% indirect stake in CASAG
SuperSport
Acquisition of 67% stake in SuperSport
Acquisition of 36.8% stake in Stoiximan and Betano
Sale plus monetary contributions for 25% stake in SAZKA Group
Acquisition of additional 17.2% stake in CASAG
Acquisition of 47.7% stake in Greek and Cypriot operations
New acquisition / license at tender
Increase in stake

Source: Company information

1) UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024

2) As of FY21A; Calculated as the aggregate wagers for Allwyn's key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, Lottoitalia)

20

allwyn

3

Attractive opportunities to expand in the US and untapped European markets

Allwyn is a scaled operator with opportunities to take business model to new markets

Current European operating markets

AT CZ GR&CY IT


€28bn
2022E
wagers[1]

allwyn
operating markets

Key European opportunities

UK NL EU


€13bn
2022E
wagers[1]

US opportunities

US


€88bn
2022E
wagers[1]

New market opportunities

- Lottery license tenders and privatizations
- Increasing stakes in existing businesses
- M&A opportunities
- Disciplined and selective approach

Source: H2GC
1) Lottery market wagers as of 2022E; includes gross wagers for State Lottery lottery-style games only (i.e. excludes VLTs / Sportsbetting / Offshore Lottery)

21

allwyn

Preferred Applicant UK National Lottery License Tender1 22 Source: Company information, UK Gambling Commission 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024.

The UK National Lottery is one of the Largest in Europe UK Lottery Market Overview (2021E) Camelot UK Lottery Key Financials(1) NGR (Łm) UK France Italy Ł728 Ł684 Ł722 Ł656 56.5m 52.5m €2,638bn €2,462bn €1,775bn FY18 FY19 FY20 FY21 EBITDA(2) (Łm) €176 €267 €354 Ł142 Ł140 Ł130 Ł115 UK National Lottery Annual GGR (Łm) 3,897 4,026 3,802 3,400 3,558 FY18 FY19 FY20 FY21 3,278 2,774 2,580 2,470 Capex and investment in intangibles (Łm) Ł22 Ł25 Ł16 Ł16 2000A 2005A 2010A 2015A 2020A 2021E 2022E 2023E 2024E Digital as 0% 3% 13% 18% 31% 42% 44% 46% 49% FY18 FY19 FY20 FY21 % of Total Source: H2GC, Camelot annual reports 23 Note: GBP:EUR spot rate of 1.18 applied, sourced from Capital IQ as of 27-May-22 Disclaimer: Camelot historical results are not necessarily indicative of Allwyn’s business plan or expected results 1) Camelot UK Lottery fiscal year ends on 31-Mar 2) D&A includes depreciation on property, plant, and equipment, depreciation on right-of-use assets, and amortisation on intangible assets

3

US Lottery Opportunity

Substantial total US lottery market with $103bn in annual ticket sales[1] and significant scope for growth from both retail and iLottery channels (current penetration of 6%)

2022E Total US Lottery Market[1] ($bn)


WA $1.03
OR $0.44
CA $9.64
NV -
ID $0.41
MT $0.07
WY $0.03
UT -
AZ $1.62
CO $0.86
NM $0.16
ND $0.03
SD $0.08
NE $0.24
KS $0.35
OK $0.26
TX $7.22
MN $0.76
IA $0.44
MO $1.75
AR $0.69
LA $0.60
WI $0.82
IL $3.36
MI $7.54
IN[2] $1.92
OH $3.85
KY $1.42
TN $2.04
MS $0.50
AL -
GA $5.60
FL $8.11
SC $2.57
NC $3.77
VA $3.04
WV $0.27
PA $6.33
NY $8.43
NJ[3] $4.04
DE $0.24
MD $2.89
DC[4] $0.23
CT $1.52
RI $0.32
MA $6.18
VT $0.17
NH $0.40
ME $0.35
AK -
HI
CAMELOT
IGT
NORTHSTAR
Private operator model
Retail and iLottery presence
Retail lottery presence only

Total US Lottery Market[1] is Estimated to Grow at a CAGR of 7% from 2019A to 2022E

	US iLottery	US Retail Lottery
'19A – '22E CAGR	32%	6%
% Total	6%	94%
# of States[5]	10	45
2022E Market Size	$6.1bn	$96.5bn

Cohn Robbins' relationships and expertise



Gary D. Cohn

- Vice Chairman of IBM since January 2021
- Former assistant to POTUS for Economic Policy and Director of the National Economic Council



Clifton S. Robbins

- Founded Blue Harbour Group in 2004
- Previously Managing Member of General Atlantic Partners

Source: H2GC, State Lotteries, Company filings.
1) Defined as gross ticket sales for State Lottery lottery style games only (i.e. excludes VLTs / Sportsbetting / Offshore)
2) Privately operated by IGT Indiana, a wholly-owned subsidiary of IGT
3) Privately operated by North Star New Jersey, a JV between IGT and Scientific Games
4) iLottery launched in Dec-20 as a result of emergency rules adopted during the COVID-19 pandemic
5) 10 states include North Dakota, Michigan, Illinois, Kentucky, Pennsylvania, Virginia, North Carolina, Georgia, New Hampshire, Rhodes Island and D.C. (excludes New York, Maine, Maryland which operate under online subscription management model)

24

allwyn

Delivering on our growth strategies Allwyn has consistently both delivered organic growth and implemented its buy-and-build strategy Pro rata NGR (€mm) +33% +17% (9%) 1,165 66 +37% 221 90 960 119 877 +36% 51 157 819 65 (202) 131 597 440 25 +6% +30% +11% +26% +6% +11% (21%) +12% +25% +8% 2016A 2017A 2018A 2019A 2020A 2021A Organic growth (%) Inorganic growth (%) 2019A-2021A CAGR (%) 25 Source: Company information

Strong revenue, profit and cash-flow momentum expected to continue Excluding potential contribution from lottery tenders1 2023 Projections based on organic growth only Pro rata NGR (€mm) CAGR NGR growth +17.3% No contribution 1,661 1,817 from UKNL 1,165 (expected 819 960 877 to start in 2024)3 2018A 2019A 2020A 2021A 2022E 2023E Pro rata Adj. EBITDA (€mm) Adj. EBITDA CAGR margin +18.8% No 819 contribution 573 751 from UKNL 346 419 365 (expected to start in 2024)3 2018A 2019A 2020A 2021A 2022E 2023E Pro rata Adj. EBITDA –capex (€mm) Cash CAGR conversion2 +11.5% Reflecting 540 UKNL up-315 392 332 front costs 2018A 2019A 2020A 2021A 2022E 2023E Source: Company information, Management estimates (subject to material change) Note: Stoiximan consolidated in OPAP from 2021A onwards Impact of UKNL up-front costs 26 1) Forecast growth for 2023E also excludes potential contribution from M&A 2) Calculated as (Adj. EBITDA – capex) / Adj. EBITDA 3) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024.

4

Already realized initiatives and tangible upsides underpin Adj. EBITDA forecasts

Pro rata Adj. EBITDA (€mm)



Does not include any impact from UK National Lottery (concession expected to begin February 2024)[1]
+31% growth
+9% growth
€573
€82
€96
€751
€69
€819
✓ OPAP stake increase
✓ Acquisition of stake in Betano
✓ Recovery of physical retail in Greece and Cyprus and Austria
✓ Increased online sales
✓ Resilient physical retail
✓ Cross-sell
✓ Increased online sales
✓ Resilient physical retail
✓ Cross-sell
2021A Adj. EBITDA
Inorganic Growth
Organic Growth
2022E Adj. EBITDA
Organic Growth
2023E Adj. EBITDA

Source: Company information, Management estimates (subject to material change)

1) Selected as Preferred Applicant for UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024

27

allwyn

4

Expected strong balance sheet

Pro rata financial leverage[1]


3.1x [1]
0.5x
2.6x
2.4x
0.4x
2.0x
1.9x
0.4x
1.5x
2021PF
2022PF
2023PF
Pro forma pro rata financial leverage[2]
Adjusted for expected primary proceeds[3]
Standalone pro rata financial leverage[2]
Unadjusted for expected primary proceeds

- Expected strong de-levering profile, driven by:
  - Expected robust Adj. EBITDA growth
  - Expected significant free cash flow generation
- Deleveraging shown reflects UKNL[4] up-front costs but no further material investment in M&A or tenders
- Expected significant available balance sheet capacity creating financing and strategic optionality
  - Expected leveragable stable cash flows
  - Willingness to operate above 3x leverage[2] on temporary basis for M&A

Source: Company information, Management estimates (subject to material change)
1) Pro forma for OPAP stake increase from 41.2% to 48.2% since YE-21 and a €170 mm one time dividend paid prior to closing in Q1-22
2) Refers to leverage at Allwyn AG. Defined as Adj. net debt / LTM Adj. EBITDA; net debt position as of Dec-YE.
3) Includes expected primary proceeds of $332mm / €310mm from SPAC transaction (assuming no redemptions), and €322mm of convertible notes expected to be outstanding at transaction close. 2022PF and 2023PF leverage include the impact of expected free cash flow and acquisition of Betano in Q2-22
4) Selected as Preferred Applicant for UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024

28

allwyn

5

Experienced board and management team

Management



Robert Chvatal
T Mobile
P&G
CEO



Kenneth Morton
Morgan Stanley
CFO



Stepan Dlouhy
KKCG
Clayton Capital
CIO



Jan Matuska
KEARNEY
COO



Tony Khatskevich
playtech
CTO



Antonella Pederiva
Head of Government Affairs



Jana Zabova
Roche
GENERALI
Head of HR



Iva Horcicova
NAPIER PARK
ING
Head of Capital Markets



Jonathan Handyside
KKCG
SHEARMAN & STERLING
Group General Counsel

Future Board of Directors



Karel Komarek
- Founder of KKCG
- Founder of the Proměny Foundation

Chairman



Robert Chvatal
- CEO of Allwyn
- Previous experience at T-Mobile, Procter & Gamble and Reckitt Benckiser

Executive Director



Pavel Saroch
- CIO of KKCG
- Previous experience at Ballmaier & Schultz, Prague Securities, ATLANTIK

Non-independent Director



Katarina Kohlmayer
- Group CFO of KKCG
- Previous experience at Morgan Stanley and VTB Capital

Non-independent Director



Cliff Robbins
- Co-founder of Cohn Robbins
- 35+ years of investment experience
- Founder and former CEO of Blue Harbour Group

Cohn Robbins Director[1]



Lord Sebastian Coe
- President of World Athletics
- Former member of UK parliament

Independent Director



Roland Ruprecht
- Member of EXPERTsuisse and Association of Lichtenstein Certified Accountants
- Former partner at Ernst & Young

Independent Director

1) Expected to be considered independent under NYSE rules. Gary Cohn to assume role of Special Advisor to the Chairman

29

allwyn

Transaction sources and uses Sources Uses ($mm) (€mm) ($mm) (€mm) Cohn Robbins cash in trust1 829 774 Cash to PF company balance sheet 332 310 Common PIPE proceeds 353 330 Cash consideration to existing shareholders 750 701 Existing shareholders rollover 6,613 6,180 Existing shareholder rollover 6,613 6,180 Estimated fees and expenses 100 93 Total sources 7,794 7,284 Total uses 7,794 7,284 • All transaction proceeds (net of transaction expenses) will be paid out to existing shareholders if gross transaction proceeds are less than or equal to $850mm (the minimum cash requirement). If gross transaction proceeds exceed the minimum cash requirement, incremental transaction proceeds will be applied to the Company balance sheet until the primary proceeds amount is equal to 1/3 of the total transaction proceeds (net transaction expenses). Thereafter, transaction proceeds (net of transaction expenses) will be allocated on a pro rata basis 1/3 to primary proceeds, which will be applied to the Company balance sheet, and 2/3 to secondary proceeds, which will be distributed to Company shareholders Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353m common PIPE proceeds; EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22 31 1. Cohn Robbins cash in trust as of 31-March-22

Pro forma valuation and transaction highlights

PF Valuation at $10.00 / Share

	($mm)	(€mm)
Illustrative share price	10.00	9.35
(x) PF shares outstanding	800.8	800.8
PF equity value	8,008	7,484
(+) Existing Adj. net debt (YE-21A)[1]	1,571	1,468
PF Total Enterprise Value (TEV)	**9,579**	**8,952**
At Deal - PF TEV / 2023E Adj. EBITDA	*10.9x*	*10.9x*
PF TEV / 2023E Adj. EBITDA (SPAC / PIPE Investors)[2]	*10.3x*	*10.3x*
Implied PF Adj. net debt / 2022E Adj. EBITDA	*2.0x*	*2.0x*
Implied PF Adj. net debt / 2023E Adj. EBITDA	*1.8x*	*1.8x*

Key transaction highlights

- Expected ~$9.6bn / ~€9.0bn Total Enterprise Value at deal – ~10.9x EV / 2023E Adj. EBITDA
- Expected ~$9.0bn / ~€8.4bn Total Enterprise Value on a discounted basis for SPAC / PIPE investors – ~10.3x EV / 2023E Adj. EBITDA[2]
- Expected bonus pool of 6.6mm common shares for non-redeeming Cohn Robbins shareholders[2]
- Existing Allwyn shareholders expected to be awarded 30.0mm common shares subject to earn-out[3]
- Expected pro forma ownership:[2, 4]

Existing Allwyn shareholders:	83%
Cohn Robbins public shareholders:	11%
PIPE shareholders:	5%
Cohn Robbins sponsor:	1%

- KKCG, the majority shareholder of Allwyn, is expected to hold multiple-voting shares including customary sunset provisions
- The transaction is expected to close in Q3-22

Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353mm common PIPE proceeds; EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22; Adj. net debt as of Dec-21A, includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase and acquisition of Betano in Q2-22. Excludes impact of expected free cash flow and a €170 mm one time dividend prior to closing. Forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change). Cohn Robbins cash in trust as of 31-March-22

1) Includes €322mm of convertible notes expected to be outstanding at transaction close
2) Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for up to combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio
3) 15.0mm of earnout shares to vest at $12.00 share price and 15.0mm to vest at $14.00
4) Excludes impact from expected 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects 16% Founder Share forfeiture. Excludes Cohn Robbins SPAC public and private warrants

32

allwyn

Allwyn compares favorably to primary lottery peers

Strong NGR growth coupled with highest cash conversion among lottery comparables

Key Allwyn Differentiators

- ***Demonstrated ability to enter new geographies, most recently being chosen as preferred bidder in UK tender[1]***
- ***Track-record of operational efficiency and improvements***
- ***5 international markets in operation with a 6th in progress[1]***

	Multi-national Lottery Operator	Single market lottery operators	
	allwyn[2]	FDJ	The Lottery Corporation[3]
19A-23E NGR CAGR (%)	17.3%	5.0%	5.2%[4]
2023E Adj. EBITDA margin (%)	✓ 45.1%	23.9%	21.0%[5]
19A-23E Adj. EBITDA CAGR (%)	✓ 18.2%	8.9%	9.3%
2023E cash conversion[6] (%)	✓ 66.2% (Reflects UKNL up-front spend – 2021 Cash Conversion of 94.4%)	82.1%	82.5%[6]
Total addressable market	✓ €19bn wagered with 9.4% CAGR growth projected	~€19bn 2021A wagered with mid-single digit CAGR growth projected	~AU$7bn 2021A wagered with mid-single digit CAGR projected[7]

Source: Company information, H2GC, Capital IQ as of 27-May-22
Note: All financials calendarized to Dec-YE unless otherwise stated.
1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024
2) Based on pro rata Allwyn financials sourced from management estimates (subject to material change)
3) Reflects valuation for The Lottery Corporation published by equity research broker in May-22, sourced from Refinitiv; calendarized due to TLC fiscal year ending 30-Jun
4) Refers to revenue instead of NGR, as NGR not applicable
5) Adj. EBITDA margin calculated with respect to revenue instead of NGR, as NGR not applicable
6) Defined as Adj. EBITDA – capex / Adj. EBITDA. For Tabcorp, represents all business segments, not just the Lottery and Keno segment
7) Represents Australia lottery market

✓ Superior performance

33

Comparable Company Analysis

Positive Tailwinds

- Allwyn is one of the largest multi-market lottery operators
- Historic growth has outpaced peer comps
- Further potential from upside from shift to digital and merger activity
- 2023E EBITDA figure does not include impact from the UKNL Tender[1].
- UKNL 2021A EBITDA of €165mm

Illustrative impact of UKNL Tender

Figures in €mm

TEV:	8,952
EBITDA:	819 +165[2] = 984
Illustrative Multiple:	9.1x



TEV / 2023E Adj. EBITDA
At deal[3]
Discounted[4]
Single Market Lottery Operator
Diversified Gaming peers
Represents illustrative impact of UKNL tender[1]
10.9x
9.1x
10.3x
8.5x
10.9x
17.2x
13.1x
9.4x
allwyn
allwyn
(Including Bonus Shares)
FDJ
The Lottery Corporation
Flutter
Entain



2019-2023E Adj. EBITDA CAGR
18.2%
18.2%
8.9%
9.3%
7.0%
10.7%
allwyn
allwyn
(Including Bonus Shares)
FDJ
The Lottery Corporation
Flutter
Entain

Source: FactSet, Cap IQ, Company provided information, Wall Street research. Market data as of 27-May-22
Note: EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22.

1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024.
2) Based on Camelot annual report for the year ended 31-Mar-21, c.£140mm EBITDA converted to € at spot rate of 1.18 EUR per GBP, sourced from CapIQ, as of 27-May-22
3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of €9.0bn; does not include the impact of expected bonus shares
4) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of €8.4bn; includes impact of expected bonus shares. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

34

allwyn

Cohn Robbins' view on value

- Cohn Robbins believes that Allwyn is undervalued at the 10.9x 2023E Adj. EBITDA deal multiple and that the transaction presents an attractive entry point for investors relative to what Cohn Robbins believes are Allwyn's core lottery peers
  - Single Market lottery operator FDJ trades at 10.9x 2023E Adj. EBITDA[1], and The Lottery Corporation is valued at 17.2x 2023E Adj. EBITDA[1]
- Cohn Robbins' investment thesis is based on Allwyn's scalable lottery platform with significant barriers to entry, the resiliency of the business model with high margins and free cash flow conversion and the potential future top line growth borne out of the digital transformation of lottery
  - Cohn Robbins' view of value for Allwyn does not incorporate potential upside from ongoing UK tender process or further international expansion

Illustrative Price per Share at Different Multiples

	Discounted[2]	At Deal[3]	FV / 2023E EBITDA			
	10.3x	**10.9x**	**13.0x**	**14.0x**	**15.0x**	**16.0x**
Growth Implied Multiple[4]	*0.6x*	*0.6x*	*0.7x*	*0.8x*	*0.8x*	*0.9x*
Firm Value	$8,986	$9,579	$11,393	$12,269	$13,145	$14,022
Pro Forma Equity Value	$7,415	$8,008	$9,821	$10,698	$11,574	$12,451
Pro Forma Fully Diluted Shares Outstanding[5]	800.8	800.8	824.1	827.1	847.3	849.5
Illustrative Share Price	**$9.26**	**$10.00**	**$11.92**	**$12.93**	**$13.66**	**$14.66**
Illustrative ROI @ various multiples	0.0%	8.0%	28.7%	39.7%	47.5%	58.3%

- This table is for illustrative purposes only and is not a prediction of future performance or a guarantee of future results. Actual results may differ materially, as they involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Accordingly, you should not place undue reliance on this table, which speaks only as of the date of this Presentation. Neither Cohn Robbins nor Allwyn undertakes any obligation to publicly revise this table to reflect circumstances or events after the date hereof or to reflect the occurrence of unanticipated events. You should, however, review the disclaimer on slides 2 and 3 of this Presentation.

Source: Company information, Press Releases,
Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353mm common PIPE proceeds; EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22; Adj. net debt as of Dec-21A, includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase and acquisition of Betano in Q2-22. Excludes impact of expected free cash flow and a €170 mm one time dividend prior to closing. Forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change). Cohn Robbins cash in trust as of 31-March-22
1) Capital IQ as of 27-May-22
2) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); includes the impact of expected bonus shares
3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); does not include the impact of expected bonus shares. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio.
4) Based on 18.2% 2019-2023E EBITDA CAGR
5) Reflects expected impact of shares underlying 42.2mm total Sponsor and SPAC public warrants net exercised into shares using TSM. Reflects expected impact from 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects expected 16% Founder Share forfeiture

35

allwyn

Summary of investment opportunity Leading lottery led entertainment platform Scaled business that is expected to generate $876mm / €819mm of 2023E EBITDA1 High operating barriers to entry Positioned to capitalize from continued shift to digital Attractive organic and inorganic growth opportunities with expected significant available balance sheet capacity Potential for substantial upside from UK / US opportunity Opportunities to invest at compelling transaction value relative to industry comps Expected bonus pools for non-redeeming Cohn Robbins shareholders, with potential for up to combined incremental 6.6mm common shares to be issued further reducing entry price2 Note: EUR:USD spot rate of 1.07 applied, sourced from CapIQ, as of 27-May-22. All financials calendarized to Dec-YE 2) 1) Includes Based on impact management from expected estimates bonus (subject pools to for material non-redeeming change) Cohn Robbins shareholders and PIPE shareholders, with potential for up to combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-36 redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

Bonus pool structure • Non-redeeming SPAC public shareholders to receive a pro-rata portion of a 6.6mm bonus pool of shares at the closing • As redemptions increase, cost basis to SPAC public shareholders decreases, creating a tontine-style incentive structure • Bonus shares to be received by each non-redeeming shareholder capped at 80% redemptions Mm except per-share amounts SPAC Non-Redeeming Shares 82.8 74.5 66.2 58.0 49.7 (+) Bonus Shares 6.6 6.6 6.6 6.6 6.6 Total Shares Issued to SPAC S/H 89.4 81.1 72.9 64.6 56.3 SPAC Non-Redeeming Shares 82.8 74.5 66.2 58.0 49.7 (x) Illustrative $10.00 Purchase Price $10.00 $10.00 $10.00 $10.00 $10.00 Cost of SPAC Non-Redeeming Shares $828 $745 $662 $580 $497 (/) Total Shares to SPAC S/H 89.4 81.1 72.9 64.6 56.3 Basis $9.50 /H $9.25 S Cost e AC $9.00 SP rativ t o $8.75 Illust 0% 5% 10% 15% 20% 25% 30% 35% 40% Illustrative Redemptions 38 1) Redemption level at which the minimum cash condition is expected to be met (40.02%).

Pro forma structure PIPE Existing Allwyn shareholders shareholders Shareholders 17% 83% 100% 1 59.7%2 100.0% 48.2%3 32.5% 100.0%4 UK National Lottery Customary minority rights; Control; fully consolidated Control; fully consolidated Control; fully consolidated equity method accounting Cohn Robbins SPAC Trust and and assumes $353m common PIPE proceeds. Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential 4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ed 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects 16% Founder Share forfeiture. Excludes Cohn Robbins SPAC public and private ating companies as of Dec-21; does not include holding companies, service companies or other minor operating entities owned by Allwyn .n , key AG, entity previously in segment SAZKA Entertainment AG in is segment currently. being Economic contested interest in as a legal of 26—challenge Apr-22 following . Unless purchase the challenge of minority is successful, interest Allwyn in SAZKA Entertainment Delta and through Ltd will be open confirmed market purchases as the incoming UKNL operator and, subject to a successful period of transition, the UKNL with effect from February 2024.

Our financials explained Amounts Consolidated financials • Amount of wagers placed by customers wagered • Reported under IFRS • Impacted by changes in ownership and consolidation Players’ scope • Winners’ pay-outs winnings • Reflect 100% of Greece and Cyprus and Austria businesses, Italian business as equity method investee C Gross gaming revenue (GGR) Segment financials • Tax base (usually GGR) multiplied by rate; Gaming Taxes • 100% basis varies based on type of game and country • Used to review and analyze performance of each With the exception of Italy where revenues are based on: individual segments C E Net gaming revenue (NGR) Amounts wagered x Commission • Agents’ commissions (variable, calculated as a % NGR) OPEX • IT related costs from gaming suppliers (semi-variable) Pro rata financials Costs • Other expenses include rental, content fees (fixed) • Alternative view that reflects the economic interest in each segment SG&A • Personnel expenses • Used to review overall performance • Marketing expenses (flexible in medium term) • Basis for internal reporting, KPIs, covenants E EBITDA 40

Online lottery grows total wagers in markets where it has been introduced

Online lottery generally expands total market size and does not cannibalize the retail lottery market's growth

European retail and digital lottery wagers[1]


+26%
Total growth
+500%
Digital growth
+7%
Total growth
+47%
Digital growth
+32%
Total growth
+164%
Digital growth
+36%
Total growth
+88%
Digital growth
+68%
Total growth
2015A
2019A
France
UK
Ireland
Hungary
Czech Republic
Retail wagers
Digital wagers

Source: H2GC
Note: Scaled to reflect 2015A total wagers within each country
1) Digital increase calculated as growth in digital wagers from 2015A – 2019A, as a percentage of digital wagers for 2015A
2) No data for Czech 2015A digital

41

Allwyn Selected Preferred Applicant for UK National Lottery License Tender in March 2022[1]

UK National Lottery Overview[2]

- **State-licensed national lottery;** established in the **UK** in **1994**
- Currently operated by **Camelot UK Lotteries;** licence was granted in **1994, 2001,** and **2007**
- Extensive retail network; **~44k retailers** represent **~70% of sales**
- Europe's **largest online lottery** by sales; **> 7.5m active registered players**
- **~94%** of the UK population live or work within **1 mile** of a National Lottery Terminal
- **Online ticket sales** accounted for almost a third of all ticket sales in FY20

Allwyn UK Operations and Partnerships

allwyn	Connectivity Partner	Infrastructure / Technology Partner
• **Team of UK and international experts** with considerable experience in the UK's retail, gaming, digital and entertainment sectors	vodafone business	SG SCIENTIFIC GAMES • Global leader in lottery games, sports betting and technology

License Competition Milestones

The Gambling Commission, as the regulator of the National Lottery, issues the license to operate the lottery

28 Aug 2020
4th National Lottery license competition was launched

19 Oct 2020
Final applications submitted by 4 groups: Camelot, Allwyn, Sisal, and The New Lottery Company; which is the largest number of applicants since the lottery's founding

26 Oct 2020
Invitation to Apply issued to all applicants who passed initial Selection Questionnaire

15 Mar 2022
Allwyn announced as the Preferred Applicant for the Fourth National Lottery license

The award of the license is currently being contested in legal proceedings. Upon the Gambling Commission making the Award Notification, it is expected to enter into legal arrangements with the preferred bidder to start transition period

February 2024
Expected start date for Fourth National Lottery license which will last 10 years

Source: Company information, UK Gambling Commission.
1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024.
2) Based on Camelot disclosure as per FY2020A public financial reporting

42

allwyn

Impact of COVID on our top-line

Strong performance in segments not impacted by COVID, COVID impacted segments remained below 2019 levels in 2021

Segments with limited impact from COVID
Organic NGR[1], €m



% Growth
Growth: 12.8%
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Austrian Lotteries
Czech Republic
Greece - Stoiximan
Italy

- Austrian Lotteries, Czech Republic, Italy, Stoiximan
  - Minimal COVID-19 impact after the first wave in Q1 / Q2-20
  - Strong performance since then, benefiting from rapid customer shift to online
  - NGR in Q4-21 13% higher than in Q4-19 (pre-pandemic) on organic basis[1]

More impacted segments
Organic NGR[1], €m



% Growth
Growth: (9.2%)
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Austria - domestic and international casinos
Greece (excl. Stoiximan)

- Greece physical retail, Austrian casinos
  - Heavily impacted in H1-21
  - Good recovery in Q3-21, with NGR largely in line with pre-pandemic Q3-19 levels on an organic basis
  - Q4-21 NGR 9% lower than Q4-19 due to impact from COVID-19 restrictions

Combined performance
Organic NGR[1], €m



% Growth
Growth: 2.5%
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Total NGR

- Q4-21 Group NGR was 3% above Q4-19 on an organic basis[1]
- Total Q4-21 Group NGR was 29% above Q4-19, reflecting both organic and inorganic growth

43

Note: Greece financials not pro forma for subsequent acquisitions of additional interests in OPAP
1) Pro rata calculations for each quarter illustratively based on current stakes as of Q4-21 to demonstrate organic growth allwyn

Summary of adjustments to operating EBITDA

100% Basis (€m)

Operating EBITDA	2019	2020	2021
Austria	211	147	232
Czech Republic	95	84	107
Greece and Cyprus	413	260	555
Italy	396	311	409
Corporate – SAZKA Group	(27)	(30)	(14)
Corporate – Allwyn	–	–	(39)
Adjustments to Operating EBITDA			
Austria	–	(4)	(21)
Czech Republic	–	(2)	4
Greece and Cyprus	1	66	23
Italy	–	–	–
Corporate – SAZKA Group	10	15	7
Corporate – Allwyn	–	–	16
Adjusted EBITDA			
Austria	211	143	211
Czech Republic	95	82	111
Greece and Cyprus	413	326	578
Italy	396	311	409
Corporate – SAZKA Group	(17)	(15)	(7)
Corporate – Allwyn	–	–	(23)

Operating EBITDA Adjustments Breakdown

	2019	2020	2021
Austria adjustments			
Casino Linz insurance gain + restructuring non-personnel costs	–	(4)	(1)
Argentina arbitration gain	–	–	(16)
Other	–	–	(5)
Total Austria adjustments	**–**	**(4)**	**(21)**
Czech Republic adjustments			
Gain from cancellation of obligation to acquire entity	–	(2)	–
Charitable donation to support disaster relief and other	–	–	4
Total Czech Republic adjustments	**–**	**(2)**	**4**
Greece and Cyprus adjustments			
Hellenic Lotteries minimum gaming tax adjustment	–	38	25
Litigation provision	(16)	5	(1)
COVID-19 related extraordinary costs	–	10	(4)
Other non-recurring costs and write-offs	17	13	3
Total Greece and Cyprus adjustments	**1**	**66**	**23**
Corporate adjustments – SAZKA Group			
Inorganic business development costs	10	15	20
Arbitration gain	–	–	(13)
Total Corporate adjustments – SAZKA Group	**10**	**15**	**7**
Corporate adjustments – Allwyn			
Inorganic business development costs	–	–	16
Total Corporate adjustments – Allwyn	**–**	**–**	**16**

44

allwyn

Risk factors The risks presented below are certain of the general risks related to Allwyn AG (or “Swiss NewCo,” following the closing of the Business Combination) (the “Company”) (the Company, together with its subsidiaries, joint ventures and associates, the “Group”), Cohn Robbins Holdings Corp. (“SPAC”) and the Proposed Business Combination between the Company and SPAC (the “Business Combination”) and such list is not exhaustive. The list below has been prepared solely for purposes of the Business Combinations, and solely for potential investors in the Business Combination, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of such an investment before making an investment decision. Risks relating to the business of the Company are included in the Form F-4 filed by the Company with the SEC on May 20, 2022. The risks presented in such filings are consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Risks Related to the Group’s Industry and Business • Risks related to COVID-19 and related public health measures; • Risks related with the strict and ongoing regulation of the lottery and gaming industry; • Risks related to the maintenance of licenses and concessions in each jurisdiction, which may be dependent on shareholders also meeting specific regulatory requirements; • Risks related to the potential loss, modification, or challenges to Allwyn AG’s licenses and concession agreements; • Changes in tax regimes, tax audits, tax penalties, and special levies and fees; • Risks related to Allwyn AG’s potential inability to respond to future changes in technology; • Risks related to government actions, political events or other changes in the countries in which Allwyn AG operates; • Risks related to the competitiveness of the gaming industry; • Risks related to the illegal lottery and gaming market and competitors whose legal status is unclear; • Inability to successfully obtain the expected benefits from existing or future strategic investments, partnerships and acquisitions; • Risks related to not wholly owning several of the entities that operate Allwyn AG’s businesses and that account for a substantial portion of its GGR; • Risks related to the use of a network of agents for product distribution; • Reliance on a low number of suppliers; • Allwyn AG’s business model depending upon the continued comparability between its platforms and the major mobile operating systems and upon third-party platforms for its product distribution; • Risks related to Allwyn AG’s business and third parties’ failure to maintain effective compliance procedures and policies; • Risks related to the negative perception and publicity about the lottery and gaming industry; • Technical failures and security breaches of operating systems and networks; • Risks related to pay-out fluctuations or betting outcomes; • Fluctuations in the timing and frequency of sporting events during the calendar year; • Inability to successfully maintain and enhance Allwyn AG’s brands; • Risks related to the name change and rebranding from SAZKA Entertainment to Allwyn; • Uncertainties about consumer preferences for lotteries and games; • Identification of a material weakness and a potential failure to maintain effective and proper internal controls; • Swiss NewCo’s Slovakian auditor is not currently subject to PCAOB inspection; • Uncertainties surrounding Allwyn AG’s online offerings; • Risks related to data leakage; • Risks related to work stoppages or other labor disputes; • Inability to attract, train or retain key management and qualified employees; • Taxation of unrealized foreign exchange gains; • Failure to maintain adequate insurance for Allwyn AG’s business activities; • Risks related to the breach of intellectual property rights; • Risks related to Allwyn AG’s substantial indebtedness; • Control exerted by the existing major shareholder of Allwyn AG; • Risks related to additional tax liabilities; • Uncertainties surrounding Allwyn AG’s financial projections of Allwyn AG and its subsidiaries; • Risks relating to Allwyn AG’s substantial indebtedness; 45

Risk factors (Continued) Risks Related to the Company’s Industry and Business • Risks relating to the conflict between Russia and Ukraine; • A potential adverse affect on Allwyn AG’s operations by ongoing developments in Russia, Ukraine and surrounding countries; • Unstable market and economic conditions are expected to have additional global consequences; • Swiss NewCo is not guaranteed to become the next UKNL (as defined below) operator; and • Camelot’s (as defined below) recent results and past performance may not be indicative of Swiss NewCo’s future results and performance. Risks Relating to the Swiss NewCoShares • Lack of prior public trading of the Swiss NewCo Class B Shares; • Risks related to the Swiss NewCo Class B Shares not being listed in the Company’s home jurisdiction, and the resulting lack of shareholder protections under Swiss law; • KKCG’s voting control will limit or preclude the ability of other shareholders to influence corporate matters; • Risks related to the dual-class share structure depressing the Swiss NewCo Class B Shares’ trading price; • Compliance with gaming regulatory requirements by certain shareholders; • Risks related to the issuance of additional debt or equity securities and its resulting dilution of other shareholdings; • Shareholders may not have, or be entitled to exercise, preferential subscription rights in future equity offerings; • Risks related to shareholder’s rights and responsibilities under Swiss law, which will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions; • Risks related to Allwyn AG’s reliance on its subsidiaries to make dividend payments and distributions; and • Exchange rate risk for shareholders or investors whose principal currency is not the euro. Risks Related to the Business Combination • Lack of operating or financial history; • Risks associated with the COVID-19 pandemic; • Inability of Cohn Robbins and Allwyn AG to enter into certain transactions that might otherwise be beneficial to Cohn Robbins, Allwyn AG or their respective shareholders during the pre-closing period; • Loss of key management personnel and other key employees; • Third-party delays; • Differences in voting for the Business Combination between the Cohn Robbins Sponsor LLC and Cohn Robbins’ shareholders; and • Waiving conditions to the Business Combination. Risks if the Adjournment Proposal is Not Approved • The Cohn Robbins Board will not have the ability to adjourn the extraordinary general meeting of shareholders to, among other things, solicit further votes and the Business Combination will not be approved. Risks if the Business Combination is Not Consummated • Cohn Robbins would cease all operations except for the purpose of winding up; • You will not have any rights or interests in funds from the Cohn Robbins’ trust account (the “Trust Account”) except under limited circumstances; • Public shareholders of Cohn Robbins may not receive any redemption payments from the Trust Account until after September 11, 2022; • If the Business Combination is not consummated, a potential target may perceive leverage over Cohn Robbins in negotiating an initial business combination; and • Resources could be used to research acquisitions that are not completed and, if an initial business combination is not completed by September 11, 2022, Cohn Robbins’ public shareholders may receive only approximately $10.00 per share (or less than $10.00 per share in certain circumstances). 46

Risk factors (Continued) Risks Related to Cohn Robbins • There is no guarantee that a Cohn Robbins shareholder’s decision to redeem shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position; • If a Cohn Robbins shareholder fails to comply with the redemption requirements specified herein, they will not be entitled to redeem their Cohn Robbins public shares; • If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of 15% of the public shares, you will lose the ability to redeem all such shares in excess of 15% of the Cohn Robbins public shares; • The Cohn Robbins Initial Shareholders and Cohn Robbins’ officers and directors have interests that are different, or in addition to, the interests of Cohn Robbins’ shareholders and a conflict of interest may have existed in determining whether the Business Combination is appropriate; • Certain Cohn Robbins shareholders and Cohn Robbins’ officers and directors agreed to vote in favor of the Business Combination; • Cohn Robbins Sponsor LLC or any of Cohn Robbins’ directors, officers or advisors may elect to purchase Cohn Robbins stock or public warrants prior to the consummation of the Business Combination; • Cohn Robbins’ public warrants and private placement warrants are accounted for as liabilities; • Cohn Robbins has identified a material weakness in its internal controls over financial reporting; • Cohn Robbins (and Swiss NewCo, following the Business Combination) may face litigation and other risks as a result of the material weakness in Cohn Robbins’ internal controls over financial reporting; • Each of Cohn Robbins and Allwyn AG will incur significant transaction and transition costs in connection with the Business Combination; • The exercise of redemption rights with respect to a large number of Cohn Robbins public shares could increase the probability that the Business Combination would be unsuccessful; • Cohn Robbins’ public shareholders will experience immediate dilution in the Business Combination; • A third-party valuation was not obtained in determining whether or not to pursue the Business Combination; • Founders holding certain shares control the election of the Cohn Robbins Board until the consummation of a business combination; • Cohn Robbins’ discretion in agreeing to changes or waivers in the Business Combination Agreement may result in a conflict of interest; • Subsequent to consummation of the Business Combination, Swiss NewCo may be exposed to unknown or contingent liabilities; • Investors will not have the same benefits as an investor in an underwritten public offering; • The Trust Account could be reduced in the event third parties bring claims against Cohn Robbins; • The Cohn Robbins Board may decide not to enforce the indemnification obligations of Cohn Robbins Sponsor LLC; • Risks relating to a winding-up or bankruptcy or insolvency position; • Cohn Robbins shareholders may be held liable for claims by third parties against Cohn Robbins; • Risks relating to Cohn Robbins’ status as incorporated under the laws of the Cayman Islands and • A provision in Cohn Robbins’ warrant agreement may make it more difficult for Cohn Robbins to consummate the Business Combination. Risks Related to the Redemption of Cohn Robbins Class A Shares • As the number of redemptions of Cohn Robbins shares increase, the implied value of Swiss NewCo shares ultimately issuable to Cohn Robbins’ shareholders will also increase; and • Cohn Robbins has a minimum cash condition, which may make it more difficult for Cohn Robbins to complete the Business Combination. 47